DWS Investment Management Americas, Inc.

5201 Gate Parkway
Jacksonville, FL 32256

August 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 473 to the Registration Statement on Form N-1A of Xtrackers MSCI ACWI ex USA ESG Leaders Equity ETF (to be renamed Xtrackers Emerging Markets Carbon Reduction and Climate Improvers ETF) (“Fund”), a series of DBX ETF Trust (“Registrant”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on July 20, 2021. The Amendment was filed on behalf of the Fund on June 10, 2021, and has an effective date of August 18, 2021.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Please update EDGAR series and Class ID to reflect the Fund’s new name.

Response: The Registrant will update the Series and Class IDs on the SEC’s EDGAR Web site on the effective date.

2.	Comment: Briefly explain the underlying business reasons behind the change in the index, as well as the material differences in the types of exposures offered between the two. In the future, please consider including this information in your cover letter so that we may better understand the nature and extent of your disclosure revisions.

Response: Based on prospective client interest in an Emerging Markets strategy with environmental, social and governance (“ESG”) considerations tailored toward climate change taken into account, and limited client investment in the strategy currently offered by the Fund, as well as the Fund reaching its three-year seeding period, resulting in the need to divest seed capital as required under the Volcker Rule, we believe that repurposing will best serve the Fund. Upon repurposing, the Fund will continue to provide ESG-based exposure, but with a focus on carbon reduction, and will only provide exposure to Emerging Markets, as opposed to the current exposure offered to both Developed and Emerging Markets. With respect to the Staff’s stated desire to consider inclusion of information regarding the underlying business reasons for changing indexes in future cover letters, we acknowledge the Staff’s desire and confirm that we will consider including such information in future cover letters, as appropriate.

3.	Comment: Please provide the index methodology white paper and model portfolio showing the top 10 holdings, their countries, industries and weights. Please also advise whether any of the holdings have foreign ownership restrictions and discuss their impacts on Fund operations, for example, China A shares.

Response: The Registrant provided the white paper and model portfolio via email on August 9, 2021 to Alison White at the SEC. With regard to foreign ownership restrictions, we expect that a small percentage of the Fund’s holdings will have foreign ownership limits (as an example as of 6/30/2021, the underlying index had 2.72% allocated to China A-share securities). While we do not expect these restrictions to have a material impact on the Fund's operations, we have revised certain disclosure related to the risks of investing in China in the "ADDITIONAL INFORMATION ABOUT FUND STRATEGIES, UNDERLYING INDEX INFORMATION AND RISKS" section of the Fund's prospectus.

4.	Comment: Please provide a copy of the Fund’s completed fee table and expense examples to the staff prior to the effective date.

Response: The Registrant provided the completed fee table and expense examples via email on August 9, 2021 to Alison White at the SEC.

5.	Comment: As written, the description of the underlying index is confusing to investors and does not inform them of the types of exposures they can expect. Please revise to describe the index methodology, including the data relied on, screens employed and items considered using clear, concise and understandable language. In addition, please confirm your risk disclosure appropriately discusses any limits on data availability, comparability, and quality that may impact index composition

Response: The Registrant has revised the disclosure accordingly.

6.	Comment: On page 2 of the Fund’s prospectus there is disclosure that reads “…Solactive seeks to identify only those companies operating in accordance with established standards for responsible ESG conduct and those that have committed to specific targets related to climate change.” What does “have committed to specific targets related to climate change” mean, and are those commitments enforceable?

Response: A company has “committed to specific targets related to climate change” when it has filed a letter of commitment with the Science Based Targets initiative (“SBTi”). The names of such companies are disclosed on, and additional information is available at, the SBTi Web site www.sciencebasedtargets.org. Commitments are “science-based” if they are in line with the level of decarbonization required to keep global temperature increase below 2°C as described in the Fifth Assessment Report of the Intergovernmental Panel on Climate Change (IPCCAR5). The targets and their achievement are not enforceable, but are rather on a voluntary basis. The Registrant has revised disclosure accordingly.

7.	Comment: With a view to improved index disclosure, explain how the index determines which companies are actively working to improve climate impact, including what objective information is used to make such a determination.

Response: Companies working towards improving climate impact, in the context of the index, are identified via the Carbon Risk Rating, provided by Institutional Shareholder Services Inc. (“ISS”). The Carbon Risk Rating seeks to evaluate how well a company is positioned to address future challenges related to climate change and seize opportunities arising from a transition to a low-carbon economy by assessing the company’s business

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activities relating to fossil fuels, their carbon footprint, and the management of their industry-specific carbon risks. ISS scores companies on a scale from 0 (very poor performance) to 100 (excellent performance). In calculating the Carbon Risk Rating, ISS collects data from a range of public and private sources including: company annual reports and sustainability reports, United Nations Global Compact Participant Communications on Progress, Principles for Responsible Investment Signatory Reporting, subscription databases such as the Carbon Disclosure Project, and correspondence with individual companies during the rating process. Based on the rating, the weights of the index components are tilted, i.e. securities with a high Carbon Risk Rating receive a positive tilt, and securities with a low rating receive a negative tilt. The Registrant has revised disclosure accordingly.

8.	Comment: We note that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to us why such disclosure would not be appropriate: (1) the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards; (2) the potential significance of such errors on the fund’s performance; (3) limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and (4) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response: The Registrant has revised disclosure accordingly.

9.	Comment: Please advise, supplementally, how the Fund will value derivatives for purposes of its 80% policy.

Response: The Fund does not include derivative instruments in the calculation of the 80% investment policy.

10.	Comment: Please file the sublicense between the Advisor and the Fund to use the index as an exhibit to the registration, if there is one.

Response: The Registrant has confirmed that the license agreement between the index provider and the Fund’s Advisor does not require the Advisor to sublicense the index for use with the Fund. The Registrant has revised the disclosure accordingly.

If you have any questions regarding the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder P.C.

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